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                           August 31, 2021

       Nader Z. Pourhassan, Ph.D.
       President and Chief Executive Officer
       CytoDyn Inc.
       1111 Main Street, Suite 660
       Vancouver, WA 98660

                                                        Re: CytoDyn Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 19,
2021
                                                            File No. 333-258944

       Dear Dr. Pourhassan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences